Mail Stop 3561

November 9, 2007

Robert G. Gwin
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

> **Re: Western Gas Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed October 15, 2007**
> **File No. 333-146700**

Dear Mr. Gwin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file all required exhibits, such as the underwriting agreement, the omnibus agreement and legal opinions in a timely manner so that we may have time to review them before you request that your registration statement become effective.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Please note that when you file your next pre-effective amendment containing complete pricing-related information, we may have additional comments.

Principal Executive Offices and Internet Address, page 6

3. You disclose your website as www.westerngas.com, which is the website for Western Gas Resources, Inc. Please revise or advise.

Summary historical and pro forma financial and operating data, page 13

4. Reference is made to your presentation of EBITDA on page 14 and disclosure on page 15 under the "Non-GAAP Financial Measure" heading. A non-GAAP financial measure that is calculated differently from EBITDA as described in Release No. 34-47226, "Conditions for Use of Non-GAAP Financial Measures," should not be characterized as EBITDA. As you include other income (expense) in your calculation of EBITDA, please revise the title of the measure to clearly identify the earnings measure being used and all adjustments. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K and Question 14 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which is available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm (the "Non-GAAP FAQ"). Please similarly revise the title of the measure in the cash distribution policy and restrictions on distributions section, selected historical and pro forma financial and operating data section, management's discussion and analysis of financial condition and results of operations section and elsewhere throughout the document where you reference the non-GAAP measure. In addition, in each instance throughout the document where you reference the non-GAAP measure, please identify the measure as a non-GAAP financial measure and include a reference to the disclosure required by Item 10(e) of Regulation S-K.

5. It appears that you also use EBITDA as a non-GAAP liquidity measure as you disclose that EBITDA may be used to assess the ability of your assets to generate sufficient cash flow to make distributions to unitholders. As such, please also provide a reconciliation of the non-GAAP financial measure to cash flows from operating activities. Refer to Item 10(e)(a)(i)(B) of Regulation S-K.

6. You disclose in the second paragraph the reasons why management and external users may use EBITDA to assess your financial condition and results of operations. Please revise to clarify that you believe the presentation provides

useful information to investors regarding your financial condition and results of operations, and to the extent material, disclose the additional purposes, if any, for which management uses the measure. Refer to Item 10(e)(1)(C) and (D) of Regulation S-K.

Risk Factors, page 18

7. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

   - Our operations involve many hazards…, page 25
   - If we do not make acquisitions on economically acceptable terms,…page 24
   - There is no existing market for our common units …, page 35

   Please note these are examples only. Review your entire risk factor section and revise as necessary.

The outcome of certain FERC proceedings…, page 21

8. Please revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide.

Capitalization, page 42

9. Please revise to state the number of outstanding common and subordinate units on a pro forma as adjusted basis.

Our cash distribution policy and restrictions on distributions, page 44

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2006 and the Twelve Months Ended June 30, 2007, page 47

10. In the fourth paragraph you disclose that unaudited pro forma available cash includes incremental general and administrative expenses expected to total $8.5 annually. Yet, the incremental expenses included in the table of partnership unaudited pro forma available cash on page 48 includes incremental general and administrative expenses of being a publicly traded partnership. Please advise or clarify your disclosure as appropriate.

Partnership Unaudited Pro Forma Available Cash, page 48

11. Please revise note (5) on page 49 to make it transparent to readers how you arrived at pro forma incremental Anadarko contract revenue.

12. Please disclose how you derived pro forma net cash interest expense in a footnote to the table.

13. We note that capital expenditures reflected in the table and in footnote (7) for the year ended December 31, 2006 differs from the amount reflected in the combined statements of cash flows on page F-13. Please revise or advise. In addition, please disclose in footnote (7) why compressor lease repurchases are excluded from capital expenditures for the twelve months ended June 30, 2007.

Minimum Estimated EBITDA for the Twelve Months Ending December 31, 2008, page 49

Partnership Statement of Minimum Estimated EBITDA, page 51

14. Please tell us how you treat depreciation, cost of product, interest expense, interest income, other income and expense and income taxes in the presentation of estimated revenues and expenses and minimum estimated EBITDA. Please also tell us why it is appropriate to reflect cash reserves in minimum estimated EBITDA. It appears that it would be more appropriate to present the following information in the table:

- Estimated revenues, operating expenses, depreciation, interest income, interest expense, other income and expense, income taxes and net income;

- A reconciliation of net income to estimated EBITDA;

- A reconciliation of estimated EBITDA to estimated cash available for distribution;

- Total minimum annual cash distributions (as presently shown) and an excess of cash available for distribution over total minimum annual cash distributions; and

- A reconciliation of estimated EBITDA to minimum estimated EBITDA necessary to pay minimum annual cash distributions.

Please advise or revise your presentation as appropriate.

15. We note that you included borrowings for expansion capital expenditures. However, it appears you have not included the estimated principal payments and interest expense associated with such borrowings. Please revise or advise. In addition, please clarify your disclosure in financing assumptions and considerations as appropriate.

Assumptions and Considerations, page 51

16. Reference is made to the assumptions related to total operating revenue on page 52. Please disclose revenues from gathering and treating services and transportation fees for the years ended December 31, 2006, the twelve month ended June 30, 2007 and year ending December 31, 2008 and quantify the dollar impact of the estimated decrease in gathering and treating volumes, the increase in transportation volumes and the expected increase in gathering and treating fees. Please also disclose the impact on estimated transportation volume related to the inclusion of MIGC for the full year. In addition, please tell us the items and their amounts included in condensate margin and how to reconcile the margin for the year ended December 31, 2006 to the combined statements of income on page F-11. Finally, please tell us whether estimated total operating revenue includes natural gas and other revenues.

17. Please tell us how to reconcile the amount of operating and maintenance expense for the year ended December 31, 2006 disclosed on page 52 to the amount reflected in the Predecessor's financial statements. Also, please disclose the reasons for the increase in estimated operating and maintenance expense as compared to the historical amounts.

18. Please disclose general and administrative expenses for the years ended December 31, 2006 and the twelve months ended June 30, 2007. Also, disclose the reasons for the increase in estimated general and administrative expenses as compared the historical amounts.

19. Please disclose your assumptions in respect of cash interest expense and the Texas margin tax.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

20. We note your discussion of general trends and outlook that may impact your business. Please note that Item 303(a) (3) (ii) of Regulation S-K also requires, as applicable, a discussion of any known uncertainties that are reasonably likely to have a material effect on the partnership's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of

future operating results or financial condition. Further, please discuss in
reasonable detail:

- Economic or industry-wide factors relevant to you, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Operating Expenses, page 77

21. Please disclose the reasons for the increase in operation and maintenance
expenses of PGT in the discussion of operating expenses – third party for the year
ended December 31, 2006. Also, please disclose the reasons for the increase in
depreciation of AGC and PGT in the discussion of operating expenses –
depreciation for the year ended December 31, 2005.

Liquidity and Capital Resources, page 79

22. Please disclose the anticipated maturity date of borrowings you expect to be
available under the revolving credit and working capital facilities disclosed on
page 82.

Quantitative and Qualitative Disclosures About Market Risk, page 84

23. Please include quantitative and qualitative disclosure about interest rate risk as
required by Item 305 of Regulation S-K.

Critical Accounting Policies and Estimates, page 84

24. Please revise your disclosure to describe the material implications of uncertainties
associated with the methods, assumptions and estimates underlying your critical
accounting measurements that have had or that you reasonably expect will have a
material impact on financial condition and operating performance and on the
comparability of reported information among periods. Such disclosure should
supplement, not duplicate, the accounting policies disclosed in the notes to the
financial statements. In preparing your revised disclosure, please identify those
accounting estimates or assumptions where there is a significant amount of
subjectivity involved, the estimates or assumptions are susceptible to change, and
the impact of the estimates and assumptions on your financial condition or
operating performance is material. Discuss, to the extent material, such factors as
how you arrived at each estimate, how accurate the estimate/assumption has been
in the past, how much the estimate/assumption has changed in the past and

whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. The quantitative disclosure should include, to the extent material, information about your revenue accruals, changes in depreciation estimates and changes in estimates for asset retirement obligations. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

General Trends and Outlook, page 73

25. We note your references to studies published by Energy Information Administration. Please provide copies of these studies to us, appropriately marked and dated.

Management, page 107

26. Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

27. Please disclose the amount of time each of your general partner's officers and directors devotes to your business.

28. Please disclose which executive officers of your general partner or a subsidiary of Anadarko Petroleum will manage and conduct your operations.

29. Please identify the four independent members of the board.

Certain Relationships and Related Transactions, page 118

30. Please file the agreements discussed in this section in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Financial Statements, page F-1

31. Please update the combined financial statements included in the filing as required by Rule 3-12 of Regulation S-X. Please also update the unaudited pro forma combined financial statements as required by Article 11 of Regulation S-X. In addition, update other financial information presented in the document including the cash distribution policy and restrictions on distributions section as appropriate.

Unaudited pro forma combined financial statements, page F-2

32. Please revise the pro forma statements of income on pages F-4 and F-5 to present the aggregate amount of net income allocated to the general partner, common unit holders and subordinated unit holders based on the distribution formula for available cash specified in the partnership agreement. Please also revise to present net income per common and subordinated unit and the weighted average number of limit partner units outstanding for each ownership class. Similarly revise summary historical and pro forma financial and operating data on page 13 and selected historical and pro forma financial and operating data on page 67. Refer to paragraph 61 of SFAS 128, EITF 03-6 and SAB Topic 4:F.

Pro forma combined balance sheet, page F-6

33. Please include a footnote reference with respect to the offering adjustment to the current deferred tax asset.

Note 5. Transactions with Affiliates, page F-20

34. Please disclose your estimate of what expenses would have been on a stand alone basis for each year presented under the allocation of costs paragraph. Similar disclosure should be included in Note 5 on page F-32.

35. We note that Anadarko maintains various stock-based compensation plans. Please disclose the amount of stock-based compensation expense allocated to the Predecessor for each year presented. If material, please also disclose the basis of allocation. Similar disclosure should be included in Note 5 on page F-32.

Note 12. Pension Plans, Other Postretirement and Employee Savings Plans, page F-24

36. Please disclose the amounts of pension, postretirement and employee savings plan expenses allocated to the Predecessor for each year presented. If material, please also disclose the basis of allocation. Similar disclosure should be included in the notes to the unaudited financial statements.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Robert G. Gwin
Western Gas Partners, LP
November 9, 2007
Page 10

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Tony Watson, Accountant, at (202) 551- 3318 or William Thompson, Accounting Branch Chief, at (202) 551- 3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551- 3238 or me at (202) 551-3720 with any other questions.

									Sincerely,

									H. Christopher Owings
									Assistant Director

cc: David P. Oelman
	Vinson & Elkins L.L.P.